UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1 )*
                                          ---

                               The Bibb Company
----------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
----------------------------------------------------------------------
                         (Title of Class Securities)

                                  088667100
                    -----------------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A
                                                                   --
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. 465679108                  13G                     PAGE 2  OF 5 PAGES
          ---------                                              ---   ---

------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Merrill Lynch & Co., Inc.
         IRS No. 13-2740599
------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) / /
                                                                                              (b) /x/
------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
------------------------------------------------------------------------------------------------------------------------
    NUMBER OF          5        SOLE VOTING POWER

      SHARES                    -0-
                   -----------------------------------------------------------------------------------------------------

   BENEFICIALLY        6        SHARED VOTING POWER

     OWNED BY                   2,404,485
                   -----------------------------------------------------------------------------------------------------

      EACH             7        SOLE DISPOSITIVE POWER

    REPORTING                   -0-
                   -----------------------------------------------------------------------------------------------------

     PERSON            8        SHARED DISPOSITIVE POWER

      WITH                      2,404,485
------------------------------------------------------------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,404,485
------------------------------------------------------------------------------------------------------------------------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                                  / /

------------------------------------------------------------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         23.9%
------------------------------------------------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON*

         HC
------------------------------------------------------------------------------------------------------------------------


                     *SEE INSTRUCTION BEFORE FILLING OUT

                                 Schedule 13G
                                 ------------


Item 1.
  (a)     Name of Issuer
          The Bibb Company
  (b)     Address of Issuer's Principal Executive Offices
          100 Galleria Parkway
          17th Floor
          Atlanta, Georgia 30339

Item 2.
  (a)     Name of Person Filing
          Merrill Lynch & Co., Inc.

  (b) Address of Principal Business Office or, if none, Residence World Financial Center, North Tower
          250 Vesey Street
          New York, NY 10281

  (c)     Citizenship
          Delaware

  (d)     Title of Class of Securities
          Common Stock, $.01 par value (the "Common Stock")

  (e)     CUSIP Number
          088667100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
  (a)     / /Broker or Dealer registered under Section 15 of the Act
  (b)     / /Bank as defined in section 3(a)(6) of the Act
  (c)     / /Insurance Company as defined in section 3(a)(19) of the Act
  (d)     / /Investment Company registered under section 8 of the Investment
             Company Act
  (e)     / /Investment Adviser registered under section 203 of the
             Investment Advisors Act of 1940
  (f)     / /Employee Benefit Plan, Pension Fund which is subject to the provision of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section240.13d-1(b)(1)(ii)(F)
  (g)     /x/Parent Holding Company, in accordance with Section240.13d-1(b)(1)
             (ii)(G) (Note: See Item 7)
  (h)     / /Group, in accordance with Section240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership:

  (a)     Amount Beneficially Owned
          2,404,485

  (b)     Percent of Class
          23.9%

  (c)     Number of shares as to which such person has:
            (i)  sole power to vote or to direct the
                 vote -0-
                      -------------------------------------------
           (ii)  shared power to vote or to direct the
                 vote 2,404,485
                      -------------------------------------------
          (iii)  sole power to dispose or to direct the
                 disposition of -0-
                                ---------------------------------
           (iv)  shared power to dispose or to direct the
                 disposition of 2,404,485
                                ---------------------------------

     The filing of this schedule by Merrill Lynch & Co., Inc. ("ML&Co.") shall not be construed as an admission that ML&Co. is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any securities covered by this schedule. In addition, ML&Co. disclaims beneficial ownership of the Common Stock of The Bibb Company beneficially owned by Merrill Lynch, Pierce, Fenner
 & Smith Incorporated ("MLPF&S")  and by the Merrill Lynch  Phoenix Fund, Inc.
("ML Pheonix Fund").   MLPF&S disclaims beneficial ownership of any shares of
which ML&Co. of ML Phoenix Fund may be deemed to be beneficial owners. ML Phoenix Fund disclaims beneficial ownership of any shares or which ML&Co. or MLPF&S may be deemed to be beneficial owners.

Item 5.  Ownership of Five Percent or Less of a Class

          Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

     MLPF&S, a wholly-owned subsidiary of ML&Co., is a broker-dealer registered under Section 15 of the Exchange Act, and is the beneficial owner of 2,073,779 shares of the Common Stock. ML Phoenix Fund is an investment company registered under the Investment Company Act of 1940, the investment advisor of which is a limited partnership of which the general partner is an indirect, wholly owned subsidiary of ML & Co. and ML Phoenix Fund, is the beneficial owner of 330,706 shares of the Common Stock. Each of MLPF&S and ML Phoenix Fund has the power to receive, and to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock.

Item 8.  Identification and Classification of Members of the Group

          Not Applicable.

Item 9.  Notice of Dissolution of Group

          Not Applicable.

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 1997


                                   Merrill Lynch & Co., Inc.


                                   /s/ Richard B. Alsop
                                   ------------------------------
                                      Richard B. Alsop*
                                      Attorney-In-Fact



           * Signed pursuant to a power of attorney, dated November 17, 1995, included as Exhibit B to the Schedule 13G filed by Merrill Lynch & Co., Inc. for Walden Residential Properties, Inc. and incorporated herein by reference.